Phone:        (215) 569-5549
Fax:          (215) 832-5549
Email:        wiseman@blankrome.com

                                                                 October 1, 2004

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Mr. Barry McCarty, Senior Counsel


Re:      Pennsylvania Commerce Bancorp, Inc. (the "Company")
         Amendment No. 1 to Registration Statement on Form S-1
         File No. 333-118236
         -----------------------------------------------------

Dear Mr. McCarty:

         On behalf of the Company, please find the Company's response to the comment letter of the staff (the "Staff") of the SEC dated September 13, 2004 (the "Comment Letter") to the Company's Registration Statement on Form S-1 filed on August 13, 2004 (File No. 333-118236) (the "S-1"). We are submitting this response to the Staff on behalf of the Company at the same time the Company is filing Amendment No. 1 to the S-1 ("Amendment No. 1").

         Via federal express, we are providing you with a clean copy of Amendment No. 1 and a copy of Amendment No. 1 that has been marked against the S-1 to show the changes from the S-1 as originally filed. We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter. Please note that page references cited in this letter, other than those cited in your comments, are to the page numbers of the enclosed blacklined document.

Form S-1
--------
Prospectus Cover Page
---------------------

1. COMMENT: Highlight the risk factor sentences by using boldface type to distinguish such disclosure from the rest of the narrative.

         ANSWER: The cross-reference to the risk factor section on the Prospectus Cover Page is highlighted in boldface type.



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U.S. Securities and Exchange Commission
October 1, 2004
Page 2

Table of Contents
-----------------
2. COMMENT: Revise to include a line item for "Dilution" and add the section required by Item 506 of Regulation S-K.

         ANSWER: The Company notes the Staff's comment but has not added disclosure regarding dilution. The Company believes that since (i) the Company was subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act immediately prior to the filing of the S-1 and (ii) the Company has not had losses in each of its last three years, no additional disclosure is required by Item 506 of Regulation S-K.

3. COMMENT: Delete the paragraph, which follows the Table of Contents, and revise the entire document to make clear by context that you are referring to in each instance.

         ANSWER: The Company has deleted the paragraph which followed the Table of Contents.

Summary
-------
Our Strategy
------------
4. COMMENT: Revise the first bullet to disclose the anticipated cost of each new branch, the anticipated 5 year capital expenditures for branches and the number expected to be opened, and, the cost for the new headquarters. Additionally, disclose the expected source of the funds to pay for these programs.

         ANSWER: The Company has added disclosure in the first bullet on pages 3 and 56 to disclose the anticipated cost of a new branch office and the new headquarters. The disclosure in such bullet point also explains that the Company is targeting to open approximately two to six new stores in each of the next five years. The Company has not added disclosure regarding the expected source of the funds to pay for this expansion as the Company does not want to give the misimpression that the proceeds of this offering will be used to build its new stores and headquarters. Rather, the Company expects to use the proceeds of the offering to provide capital support for continued expansion.

5. COMMENT: Revise the second and third bullets to add support for the statements that the bank has gained from consolidation or otherwise indicate that management believes these had assisted growth, e.g., add disclosure of how many new customers previously banked with a company that was consolidated.

         ANSWER: The Company has revised disclosure in the second and third bullets on pages 3 and 56 to clarify that management believes that industry consolidation has assisted the Company's growth.


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U.S. Securities and Exchange Commission
October 1, 2004
Page 3

The Offering
------------
Use of Proceeds
---------------
6. COMMENT: Revise herein and in the "Use of Proceeds" section on page 15 to disclose the costs of the branch expansion and the new headquarters and indicate what other corporate purposes, such as, salaries, etc., will use the remaining proceeds.

         ANSWER: The Company has revised the disclosure on pages 4 and 15 to add a cross-reference to the disclosure related to the costs of the Company's branch expansion and new headquarters. The Company believes it would be misleading to discuss these costs in the "Use of Proceeds" sections since the money raised in this offering has not been specifically earmarked for such purposes. While the Company notes your request regarding expanding the disclosure to indicate what other corporate purposes will use the remaining proceeds, the Company believes that the current disclosure is complete and accurate since none of the proceeds have been or will be specifically designated as set aside for any specific purpose.

7. COMMENT: Revise to add a subsection entitled, "Offering Price and Valuation Information". Such subsection should detail recent stock trading, price, P/E and P/B trading multiples, dilution information, and comparable company P/E and P/B multiples.

         ANSWER: The Company's common stock is a publicly traded security. On the cover page of the Prospectus, the Company has disclosed recent stock trading prices of its common stock and on page 16 has disclosed the market price of its common stock for each quarterly period within the two most recent fiscal years. The Company believes that such disclosure is complete, accurate and fair. The Company has not added disclosure regarding P/E and P/B Trading Multiples and dilution information as the Company believes that such information is not required and could be misleading to investors. In addition, in accordance with a conversation between Company's counsel and Michael Clampitt of the Staff, the Company has not added disclosure regarding comparable company multiples.

Selected Consolidated Financial Data
------------------------------------
8. COMMENT: Include a footnote detailing how you determine the efficiency ratio that you present on page 6.

         ANSWER: The Company has added a footnote on page 7 to address this comment.

Risk Factors
------------
General
-------
9. COMMENT: Revise to add additional paragraph for declining capital and possible regulatory impact on capital related to trusts, increased




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U.S. Securities and Exchange Commission
October 1, 2004
Page 4

         short-term borrowings and long-term debt, recent significant securities losses and possible future losses, and, substantial dilution may result from exercise of outstanding derivative securities.

         ANSWER: The Company has added a risk factor on pages 10-11 to address many of the items the Staff proposed. The Company believes that the items not added in the new risk factor are either addressed in other risk factors or are not relevant to the Company.

Significant Growth
------------------
10. COMMENT: Revise to disclose the costs for each branch, the five-year costs for the branch expansion program and the cost of the new headquarters as well as the source of the funds for these expenditures.

         ANSWER: The Company has revised the risk factor related to growing rapidly on page 8 to disclose the number of stores the Company intends to open during each of the next five years and the Company's plan to open a new headquarters, operations and training center in 2005. In addition, the Company has added a cross-reference to the disclosure related to the costs of its branch expansion and new headquarters. See response to Comments #4 and #6.

Dependence of Commerce of New Jersey
------------------------------------
11. COMMENT: Revise to disclose if the warrants are exercisable if no change of controls event occurs.

         ANSWER: The Company has revised the risk factor on page 8 to address this comment.

Our executive officers, directors and five percent shareholders
---------------------------------------------------------------
12. COMMENT: Revise to disclose the present intention of the officers and directors to purchase in the offering and indicate the amount they intend to purchase.

         ANSWER: The Company has revised the risk factor on page 13 to address this comment.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------
Application of Critical Accounting Policies
-------------------------------------------
13. COMMENT: We are aware of your reference made to the Notes to the Consolidated Financial Statements for more fully described accounting policies. Please expand the current disclosures to provide greater insight into the impact of these policies on your financial condition and operating performance. We remind you that such disclosure should supplement, not reiterate the accounting policies disclosed in the Notes to the Consolidated Financial Statements. Refer to the Commission's recent interpretive release regarding Management's Discussion and Analysis (Release No. 33-8350) for additional guidance.

         ANSWER: The Company has added disclosure on pages 18-20 to address this comment.



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U.S. Securities and Exchange Commission
October 1, 2004
Page 5


14. COMMENT: Revise the last paragraph to indicate the expense that would have been reported or will be reported upon the adoption of the new standard.

         ANSWER: The Company revised the last paragraph in the Stock-Based Compensation section on page 20 to address this comment.

Financial Condition - June 30, 2004 Compared to December 31, 2003
-----------------------------------------------------------------
Loans Held for Sale
-------------------
15. COMMENT: Please enhance your current loans held for sale discussion by including quantitative and qualitative analysis, which will explain how you determine classification, carrying value, and the strategy you employ with each of these loan products. As a related matter, please disclose how and when you determine which loans are participated with Commerce Bank N.A., which you refer to in Note 19. Additionally, refer to Industry Guide 3 III.D for disclosure requirements, if applicable.

         ANSWER: The Company has revised the disclosure on page 26 to address this comment. As described in Note 19 to our notes to consolidated financial statements and on page 54 of the Business section, the Company occasionally participates in loans with Commerce Bank, N.A. and other financial institutions when the amount of a loan exceeds the Company's board's comfort level or the Company's legal lending limit to any one borrower. The Company does not sell its loans held for sale to Commerce Bank, N.A.

Loan and Asset Quality and Allowance for Loan Losses - page 26
--------------------------------------------------------------
16. COMMENT: We note that you quantify the interest income recognized and foregone on nonperforming loans from 1999 to 2003 on page 41. Please disclose these amounts for the period ended June 30, 2004.

         ANSWER: The Company has added disclosure on page 27 to address this comment.

Stockholders' Equity and Capital Adequacy
-----------------------------------------
17. COMMENT: Revise to add an explanation for the loss of $3.2 million on the portfolio of securities available for sale by disclosing what type of securities suffered the losses and whether the portfolio and other Company portfolios contain similar securities.

         ANSWER: The Company has added disclosure on page 29 to address this comment.

Liquidity -- June 30, 2004
--------------------------
18. COMMENT: We note your discussions concerning liquidity as of December 31, 2003 on page 45. Please revise to include additional disclosures regarding the following:
            o Historical information on sources and uses of cash, including material changes in operating, investing and financing cash flows and the supporting reasons;
            o           Amounts and certainty of cash flows;




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U.S. Securities and Exchange Commission
October 1, 2004
Page 6


            o Discussions of known trends and uncertainties affecting liquidity.

         Refer to the Commission's recent interpretative release regarding Management's Discussion and Analysis (Release No. 33-8350) for additional guidance.

         ANSWER: The Company has added disclosure on pages 31-33 to address this comment. In addition, the Company has added a cross-reference in Liquidity - December 31, 2003 to the discussion on pages 31-33.

Loan Portfolio
--------------
19. COMMENT: We note reference made to your loan portfolio as non-homogeneous, due to changes in collateral requirements, among other reasons. Please provide expanded discussion of your loan origination policies and procedures for each loan type in your loan portfolio to provide enhanced understanding.

         ANSWER: The Company has revised the disclosure on page 42 to address this comment.

20. COMMENT: We note reference made to your 2003 Strategic Plan. Please expand your disclosure to provide further analysis of how the plan may impact your lending opportunities, addressing inherent risk and rewards.

         ANSWER: The Company has revised the disclosure on page 42 to address this comment.

Concentrations of Credit Risk -- page 40
----------------------------------------
21. COMMENT: Please expand your concentrations of credit risk disclosures. This may include but not be limited to, focusing on loan types that are not secured by real estate, significant loans to one borrower or within one industry, or any other risks inherent in the portfolio and how you have policies and procedures in place to monitor risk.

         ANSWER: The Company has added disclosure on pages 43-44 to address this comment.

Allowance for Loan Losses
-------------------------
22. COMMENT: Please revise to provide additional discussion of how the allowance was determined, how accurate estimates for the allowance have been in the past, and whether these estimates are reasonably likely to change in the future. Refer to the Commission's recent interpretive release regarding Management's Discussion and Analysis (Release No. 33-8350) in addition to Industry Guide 3.IV.A.2.

         ANSWER: The Company has revised the disclosure on pages 44-45 to address this comment.

23. COMMENT: Please revise your allowance table on page 42 by including relevant data for the latest interim period ended.

U.S. Securities and Exchange Commission
October 1, 2004
Page 7


         ANSWER: The allowance table on page 27 includes such data for the latest interim period ended.

Interest Rate Sensitivity
-------------------------
24. COMMENT: Please revise future filings to discuss why you have negative gaps as presented over the next fiscal year and how you intend to manage them. Also, please clearly disclose all assumptions used in the preparation of this table and include cumulative gap percentages below the nominal gap amounts for each measurement window.

         ANSWER: The Company has revised the disclosure on pages 49-50 to address this comment and will provide similar disclosure in future filings.

Liquidity
---------
25. COMMENT: Please provide enhanced disclosures pertaining to liquidity. Discussions should include but not be limited to, the ability of and resources available to meet short and long term cash requirements, and any known trends or uncertainties. Refer to the Commission's recent interpretive release regarding Management's Discussion and Analysis (Release No. 33-8350) for these required disclosures.

         ANSWER: See response to Comment #18 above.

Management
----------
26. COMMENT: Revise to indicate the employers and positions held for the last 5 years for all directors and officers.

         ANSWER: As indicated on page 64, except as otherwise stated, the principal occupation disclosed for each director or office has been such individual's principal occupation for at least the last five years.

Description of our Capital Stock
--------------------------------
27. COMMENT: Revise the preferred stock disclosures to indicate the amount that would be owed as of June 30, 2004 in the event of a dissolution, liquidation or winding up of the Company's affairs as well as the current amount that would be required to redeem the securities.

         ANSWER: The Company has revised the disclosure on page 74 to address this comment.

28. COMMENT: Revise the first full sentence on page 69 to indicate whether or not the warrants have been exercisable.

         ANSWER: The Company has revised the disclosure on page 75 to address this comment.

U.S. Securities and Exchange Commission
October 1, 2004
Page 8



Limitations on Liability
------------------------
29. COMMENT: Revise to include the disclosures required by Item 510 of Regulation S-K.

         ANSWER: The Company notes the Staff's comment. However, the Company believes that no additional disclosures are required by Item 510 of Regulation S-K.

Underwriting
------------
Stabilizing Transactions
------------------------
30. COMMENT: Revise the discussion of the naked short position events to more clearly illustrate why the underwriters might sell more share than are being sold in the offering including the underwriting over-allotment option. In this regard, if the underwriters have done this in the past, supplementally advise the staff of the circumstances and details of the naked shorts, including the amount sold, prices sold at and prices paid to buy the shares in the open market.

         ANSWER: The Company hereby advises the Staff that information relating to the reasons why the underwriters might sell more shares than are being sold in the offering was previously disclosed in the third bullet point on pages 74-75 of the S-1 (see also pages 81-82 of Amendment No.
         1). Sandler O'Neill has advised the Company that it does not believe there is any additional relevant information to be disclosed. Moreover, the Company notes your request that it supplementally advise the Staff of the underwriters' history of engaging in naked short positions. The Company respectfully submits that such information is not relevant and, accordingly, such information is not being provided. The Company also notes that Sandler O'Neill has advised the Company that it has conducted numerous such offerings in the past, and that such information is not provided to the Staff.

31. COMMENT: Revise to disclose how existing holders will receive or can obtain notice that stabilization efforts have been terminated.

         ANSWER: The Company notes your request that it expand the disclosure regarding the stabilization efforts to include an explanation of how existing holders will receive or can obtain notice that stabilization efforts have been terminated. Sandler O'Neill has advised the Company that it believes that such information is not meaningful and that the current disclosures are complete, accurate and fair.

Consolidated Statements of Income
---------------------------------
32. COMMENT: We note a significant increase in gains on sales of securities of $880,000 for fiscal 2003 as compared to fiscal 2002, but there is no explanation disclosed in Management's Discussion and Analysis. Please revise future filings to provide enhanced understanding and disclosure for these investment sales.

         ANSWER: The Company has added disclosure on page 37 to address this comment. The Company will include similar disclosure in future filings regarding its investment sales.

U.S. Securities and Exchange Commission
October 1, 2004
Page 9


Notes to Consolidated Financial Statements
------------------------------------------
Note 18 -- Commitments and Contingencies
----------------------------------------
33. COMMENT: We note disclosure of an agreement to purchase land for the purpose of building your headquarters, which is to be completed in 2005. Please revise future filings to comply with Article 303 of Regulation S-K by including these commitments within the tabular presentation of contractual obligations on page 46.

         ANSWER: The Company notes the Staff's Comment. While the Company does not believe that disclosure related to its agreement to purchase land for the purpose of building its new headquarters needed to be included within the Company's tabular presentation of contractual obligations, the Company supplementally informs the Staff that in September 2004, the Company completed the purchase of the land. No further contractual obligations remain under the agreement to purchase the land.

Other
-----
34. COMMENT: Please note the updating requirements in Article 3-12 of Regulations S-X.

         ANSWER: The Company notes the updating requirements in Article 3-12 of Regulation S-X.

35. COMMENT: Please include an updated consent of the independent accountants in your next amendment.

         ANSWER: An updated consent of the independent accountants has been filed as an exhibit to Amendment No. 1.

Form 10-Q filed August 12, 2004
-------------------------------
New Accounting Standards
------------------------
36. COMMENT: Please supplementally and in future filings disclose and discuss the estimated impact of SAB No. 105. We note that you have certain loan commitments on mortgage loans, which you intend to sell which will be subject to this guidance. We note the guidance in SAB 74 regarding the impact of recently issued accounting standards.

         ANSWER: The Company notes your comment. The Company does not intend to discuss the estimated impact of SAB No. 105 in future filings as the Company believes that SAB No. 105 does not apply because the Company sells residential mortgages in a correspondent relationship with other financial institutions, using the other financial institutions' pricing, and the Company does not retain any of the interest rate risk related to the residential mortgages that are to be sold.

U.S. Securities and Exchange Commission
October 1, 2004
Page 10



Closing Comments

         If any member of the Staff has any questions, please do not hesitate to contact the undersigned at 215-569-5549 or Melissa Palat Murawsky, Esquire at 215-569-5732.

                                                   Very truly yours,

                                                   /s/ Lawrence R. Wiseman
                                                   ---------------------------
                                                   LAWRENCE R. WISEMAN

cc:      Michael Clampitt, Esq.
         John Spitz
         John Nolan
         Gary L. Nalbandian
         Stuart G. Stein, Esq.
         Mark A. Zody
         Melissa Palat Murawsky, Esq.